ALLYME GROUP, INC.

10250 Constellation Blvd., Suite 100

Los Angeles, CA 90067

February 19, 2021

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	AllyMe Group, Inc./Application For Withdrawal on Form RW for
Registration Statement on Form S-1 (File No. 333-229763)

Ladies and Gentlemen:

On September 16, 2011, AllyMe Group, Inc., a Nevada corporation (the “Company”), filed Registration Statement No. 333-229763 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert L. B. Diener, at (808) 573-6163.

Sincerely,

ALLYME GROUP, INC.

By:	/s/ Zichang Wang
Zichang Wang
Chief Executive Officer

cc:	Robert Diener, Esq., Law Offices of Robert Diener